AP 12/3



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SEC FILE NUMBER
8-66282

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Abramson Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Eisenhower Parkway Suite 330
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Abramson — (212) 628-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name - if individual, state last, first, middle name)

1835 Market Street 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

CM 12/4

ABRAMSON FINANCIAL, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
September 30, 2012

Abramson Financial, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Member's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[x] Independent Auditor's Report on the Internal Accounting Control Structure.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Keith Abramson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Abramson Financial, LLC for the period ended September 30, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Member
Title

Subscribed and sworn
to before me this 29th
day of November, 2012



EVAN R. DRACHMAN
AN ATTORNEY AT LAW
OF NEW JERSEY

Abramson Financial, LLC
Index
September 30, 2012

Page(s)

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6–8

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 9

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 10

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) 11-12


BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Abramson Financial, LLC

We have audited the statement of financial condition of Abramson Financial, LLC as of September 30, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abramson Financial, LLC as of September 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
November 19, 2012

Abramson Financial, LLC

Statement of Financial Condition
September 30, 2012

Assets		
Cash and cash equivalents	$	17,305
Due from clearing broker		133,543
Other assets		2,172
Total assets	$	153,020
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	7,331
Member's equity		145,689
Total liabilities and member's equity	$	153,020

The accompanying notes are an integral part of these financial statements.

Abramson Financial, LLC

Statement of Operations
For the year ended September 30, 2012

Revenue		
Commissions	$	454,205
Interest income		103
Total revenue		454,308
Expenses		
Clearance fees paid to broker-dealers		164,044
Rent		24,000
Professional fees		14,019
Regulatory fees and registration		6,416
Other operating expenses		16,419
Total expenses		224,898
Net income	$	229,410

The accompanying notes are an integral part of these financial statements.

Abramson Financial, LLC

Statement of Changes in Member's Equity
For the year ended September 30, 2012

Balance, beginning of year	$	568,738
Member's withdrawals		(652,459)
Net income		229,410
Balance, end of year	$	145,689

The accompanying notes are an integral part of these financial statements.

Abramson Financial, LLC

Statement of Cash Flows
For the year ended September 30, 2012

Cash flows from operating activities		
Net income	$	229,410
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease (increase) in operating assets		
Due from clearing broker		(6,436)
Other assets		(2,172)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		(215)
Net cash provided by operating activities		220,587
Cash flows from financing activities:		
Member's withdrawals		(652,459)
Net decrease in cash for the year		(431,872)
Cash, beginning of year		449,177
Cash, end of year	$	17,305

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Abramson Financial, LLC (the "Company"), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(ii), in that the Company does not hold funds or securities for customers. The Company has negotiated a clearing agreement with Pershing LLC whereby all customer transactions are cleared on a fully-disclosed basis. The clearing broker carries all of the accounts of the Company's customers and maintains and preserves all related books and records as are customarily kept by the clearing broker.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At September 30, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company has reviewed all taxable years that are open for examination by the taxing authorities of all relevant jurisdictions (including the Internal Revenue Service, New York State and New York City). As part of this review, the Company has evaluated all of its tax provisions, including the position that it is not subject to an entity level income tax, and has determined that none of them are uncertain. As of September 30, 2012, the tax filings of the Company's sole member for the tax years ended December 31, 2009, December 31, 2010 and December 31, 2011 remain open. No examination of the sole member's tax filings has been initiated by any relevant taxing authority.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2012, the Company had net capital of $143,517, which was $138,517 in excess of the net capital requirements of $5,000. These net capital requirements may effectively restrict the Company's ability to make distributions to its sole member.

4. Various Assets and Concentrations

Due from clearing broker in the Statement of Financial Condition includes $33,543 in commissions receivable and a $100,000 deposit maintained in accordance with an agreement with the Company's clearing broker. The receivables represent concentrations of credit risk. Management believes the potential for loss is minimal.

Substantially all of the Company's commissions are earned through transactions that relate to transactions of customer accounts that have been referred by its investment adviser affiliate, Asset Management Consulting Services, Inc. ("AMCS") to other investment managers. The Company and AMCS are affiliated through common ownership.

5. Off-Balance Sheet Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for custody, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker.

6. Contingencies and Commitments

The Company subleased its office space from its clearing broker through September 30, 2012. Rent expense was $24,000 for the year ending September 30, 2012. Commencing October 1, 2012, the Company has a cancellable month to month arrangement with AMCS to pay approximately $700 per month for office services.

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warrantees and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

7. **Subsequent Events**

Management has evaluated subsequent events through the date the Company's financial statements were issued and determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Abramson Financial, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission September 30, 2012

	Net Capital Computation
Member's equity	$ 145,689
Deductions and/or charges	
Nonallowable assets	
Other assets	2,172
Total deductions	2,172
Net capital	143,517
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 138,517
Aggregate Indebtedness	$ 7,331
Ratio of aggregate indebtedness to net capital	0.05 : 1

There were no material differences between the audited computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of September 30, 2012.

Abramson Financial, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission September 30, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii). The name of the clearing firm is Pershing, LLC.


BBD

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Member
Abramson Financial, LLC

In planning and performing our audit of the financial statements of Abramson Financial, LLC (the ***"Company"***), as of and for the year ended September 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the ***"SEC"***), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of a company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO, LLP

Philadelphia, Pennsylvania
November 19, 2012